GRAHAM & DUNN PC

BART BARTHOLDT
(206) 340-9647
bbartholdt@grahamdunn.com

November 22, 2005

Via Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Jay Williamson
       Division of Corporation Finance

Re: **Canyon Bancorporation**
       Offering Statement on Form 1-A
       File No. 24-10129
       Filed September 29, 2005

Ladies and Gentlemen:

On behalf of Canyon Bancorporation (the "Company"), we are enclosing seven (7) duly executed copies, one of which has been manually signed, of Amendment No. 1 to the Company's Offering Statement on Form 1-A. Amendment No. 1 has been revised pursuant to the comments that we received from the staff by letter dated October 28, 2005. A copy of the Commission's letter is enclosed for your convenience. Also enclosed is a marked copy of the Form 1-A that reflects changes made in response to the comments contained in the Commission's comment letter.

For ease of reference, we have responded to the numbered comments of the Commission, in order form 1 to 41, and have identified, as applicable, where the response to the comment appears. Page numbers below refer to the applicable pages of the marked copy enclosed.

Comment No. 1. The appropriate changes to commas and decimals have been corrected throughout the Offering Circular.

Comment No. 2. The issuance of common stock of the Company in exchange for common stock in Canyon Community Bank, in connection the formation of the Company as a banking holding company, was exempt from registration pursuant to Section 3(a)(12) of the Securities Act of 1933, as amended.

Pier 70
2801 Alaskan Way ~ Suite 300
Seattle WA 98121-1128
Tel 206.624.8300
Fax 206.340.9599
www.grahamdunn.com

SEATTLE ~ PORTLAND ~ TACOMA

Securities and Exchange Commission
November 22, 2005
Page 2

Comment No. 3. The requested change has been made. *(Page 3).*

Comment No. 4. The requested additional disclosure has been added. *(Page 5).*

Comment No. 5. The requested disclosure has been added. *(Page 8).*

Comment No. 6. The requested changes have been made. *(Pages 8 and 45).*

Comment No. 7. The requested disclosure has been added. *(Pages 9 and 10).*

Comment No. 8. The requested disclosure has been added. The Company's decision to purchase the referenced property in order to open an additional branch was not made until after the filing of the original Form 1-A. Appropriate additional disclosure has been added to the "Use of Proceeds" disclosure as well. *(Pages 11 and 14).*

Comment No. 9. The requested disclosure has been added. *(Page 33).*

Comment No. 10. The Company is not aware of any restrictions imposed on the real estate activities of national banks that would affect the referenced rental of space at two of Canyon Community Bank's branch locations. Both transactions were discussed with the OCC prior to completion.

Comment No. 11. The requested change has been made. *(Page 16).*

Comment No. 12. The requested disclosure has been added. *(Page 18).*

Comment No. 13. The requested disclosure has been added. *(Page 20).*

Comment No. 14. The requested disclosure has been added. *(Page 24).*

Comment No. 15. Disclosure regarding the average rate paid on each deposit category for each reported period is set forth on the tables entitled "Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Rate Differentials" on pages 26 and 27.

Comment No. 16. The referenced disclosure has been revised. The disclosure as originally written was not meant to imply that Canyon Community Bank is risk sensitive in any manner except as applicable to all financial institutions. *(Page 30).*

Comment No. 17. The requested disclosure has been added. *(Page 31).* The Company has considered sensitivity to changes in value of loan collateral and determined that the Bank's

Securities and Exchange Commission
November 22, 2005
Page 3

sensitivity is no different than other financial institutions. Accordingly, the MD&A disclosure in this regard has not been expanded.

Comment No. 18. The presentation of the Loan Loss Reserves Allocation on page 32 shows construction loans broken into a separate category, as opposed to the presentation of the loan portfolio composition on page 19, in which construction loans are presented as a subcategory of "Real estate" loans. The "Real estate" category in the presentation of Loan Loss Reserves includes only loans categorized as "Real Estate: Commercial" and "Real Estate: Residential."

Comment No. 19. The requested disclosure has been added. *(Page 32)*.

Comment No, 20. The requested disclosure has been added. *(Page 33)*.

Comment No. 21. At the current time the only off-balance sheet items are unused commitments totaling $11.5 million, which do not materially change from year to year. The Company does not believe that these unused commitments could cause future results to differ from past results.

Comment No. 22. The requested disclosure has been added. *(Page 39)*.

Comment No. 23. The requested disclosure has been added. *(Page 40)*.

Comment No. 24. The requested disclosure has been added. *(41 and 42)*.

Comment No. 25. The requested disclosure has been added. *(Page 41)*.

Comment No, 26. Disclosure regarding the referenced limited liability companies, which was inadvertently omitted from the initially filed Form 1-A, has been added. *(Page 48)*.

Comment No. 27. The requested disclosure has been added, to indicate that non-cash items such as stock options are not included in aggregate remuneration. *(Page 43)*.

Comment No. 28. Item 10(d) of Model B requires exercise price and date of exercise of options for the three highest paid persons; this information is set forth under " Executive Officer Stock Options" on page 46. Although not completely clear, Item 10(d) may also require such information for all officers and directors as a group; additional information regarding director options has been provided in response to Comment 32. Information regarding the exercise price of the 26,864 vested options outstanding under the Company's Employee Plan at June 30, 2005, is not required by Item 10.

Comment No. 29. The requested disclosure has been added. *(Page 45)*.

Securities and Exchange Commission
November 22, 2005
Page 4

Comment No. 30. The requested disclosure has been added. A footnote has been added to the Securities Ownership Table that clarifies that the beneficial ownership disclosed in the table does not include the shares that directors and officers intend to purchase in the offering. Based upon our telephone discussion with Mr. Jay Williamson of the Staff, the aggregate amount of the shares intended to be purchased in the offering is indicated in the footnote, but an additional column specifying the amounts to be purchased by individual directors and officers has not been added, as the directors and officers have not entered into binding agreements to purchase shares, and it is possible that the amount to be purchased by any particular person (within the aggregate amount of the 18,750 shares disclosed) could change. *(Page 45).*

Comment No 31. The requested change has been made. The footnote disclosure has also been corrected with respect to certain vesting dates. *(Page 46).*

Comment No. 32. The requested disclosure has been added. It is not completely clear as to whether Item 10(b) information is required for all officers and directors as a group, or only the individuals referred to in Item 10(a). The information does not lend itself to tabular disclosure as to groups, but all required information is provided (as to the named executive officers, in the table on page 45 and as to directors as a group under "Director Stock Option Plan" on page 44*).*

Comment No, 33. The requested change has been made. *(Page 48).*

Comment No. 34. The words "fully paid" have been removed from the disclosure. The intent of the disclosure, under "Description of Common Stock," is to only to describe only the attributes of the Company's common stock (in this case non-assessment), as is not intended to opine or indicate that such stock is fully paid. *(Page 54).*

Comment No. 35. The interim financial statements have been revised as necessary to address the applicable comments (Comment No. 39) related to financial statements for the years ended December 31, 2004 and 2003. *(Page F-2 and F-5).*

Comment No. 36. The requested disclosure has been added. *(Page F-6).*

Comment No. 37. The disclosure has been revised as requested. *(Page 39).*

Comment No. 38. The requested change has been made. *(Page F-10).*

Comment No. 39. The requested disclosure has been added. *(Page F-12).*

Comment No. 40. In connection with the formation of the Company as a bank holding company, Canyon Community Bank, the Company and a merger entity entered into a Plan and

Agreement of Reorganization that provided, among other things, that upon the effectiveness of the Reorganization, the Employee Stock Option Plan and the Director Stock Option Plan of Canyon Community Bank ("Bank Plans") were assumed by the Company, and that without any further action on the part of any party, all stock options then outstanding under such Bank Plans were converted into options to purchase the like amount of Company stock. The shares issued under the Company stock option plans described in the Offering Circular thus relate only to the Company. No plan amendments providing for the issuance of Company stock, rather than Canyon Community Bank stock, have been prepared, nor are they required.

Comment No. 41. A current dated consent of the Company's independent accountants is provided as Exhibit 10.1 to the enclosed Amendment No. 1 to Form 1-A.

Additional Matters

Subsequent to the initial filing of the Form 1-A with the Commission, the Company's Board of Directors determined to reduce the aggregate offering amount to $2,700,000. This reduction was based on the Board's review of the capital needs of the Company and its subsidiary, Canyon Community Bank, and the Board's determination that the lower offering amount is sufficient for the Company's and the Bank's capital needs, and should serve to enhance return on equity and thus benefit both current Company shareholders and investors in this offering. Appropriate changes have been made throughout the Offering Circular to reflect the revised aggregate offering amount.

In view of the reduced amount of the offering, the Company's directors and executive officers have agreed to reduce the aggregate amount of shares that they will purchase by a corresponding amount, so that adequate shares are available for offer and sale to others and so that the proportion to be purchase by them is not disproportionate to the size of the offering. However, they reserve the right to purchase additional shares subject to availability. These matters have been described in Amendment No. 1 under "Terms of the Offering -- Purchase Intentions of Directors and Executive Officers" *(Page 8)* and in the footnote to the Security Ownership table *(Page 45)*.

The marked version of the Offering Circular included in Amendment No. 1 also reflects changes made in response to comments received from the Securities Department of the Arizona Corporation Commission in connection with the Company's application for registration in Arizona.

We trust that the responses set forth above and shown in the attached Amendment No.1 are responsive to the Staff's comments. The Company desires to resolve any remaining matters as quickly as possible, so that it can request qualification by order of the Commission pursuant to

Rule 252(g)(2) as soon as possible. Any assistance that your Staff can provide in this regard will be very much appreciated. Please direct any comments or questions to me (206-340-9647) or in my absence to Stephen M. Klein (206-340-9648). In this regard, I will be out of the office until December 5, 2005, and would ask that any comments and questions you may have prior to that time be directed to Mr. Klein.

Thank you for your assistance.

Sincerely,

GRAHAM & DUNN PC

Bart Bartholdt

BEB/beb
Enclosure
cc: Mr. John Reynolds, Securities and Exchange Commission (w/Encl) (Via FedEx)
      Mr. Brian Bhandari, Securities and Exchange Commission (w/Encl) (Via FedEx)
      Canyon Bancorporation (w/ Encl)
      McGladrey & Pullen, LLP (w/ Encl)

M33048-654241